Filed by Upson Bankshares, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: First Polk Bankshares, Inc.
Commission File No.: 333-112845

FIRST POLK BANKSHARES, INC.
P.O. BOX 228
CEDARTOWN, GEORGIA 30125-0228
(770) 748-1750

March 26, 2004

Dear Stockholder:

Please find enclosed your check for the first quarter dividend as approved by the Board of Directors for stockholders of record March 19, 2004, and payable March 26, 2004. This represents a dividend of $0.10 per share, which is consistent with previous dividends for the past eight quarters.

On December 31, 2003, we completed another successful year in which we earned $2,196,472 after tax on year-end assets of $147,237,560. This was the eighteenth year of operations as a one-bank holding company, First Polk Bankshares, Inc.

Our combination with Upson Bankshares, Inc. to form the new SouthCrest Financial Group, Inc. is proceeding according to plans. The merger must receive the approval of our bank regulatory authorities, the Securities and Exchange Commission, and the shareholders of each constituent company.

In the coming weeks, we will be sending our shareholders a joint proxy statement and prospectus that will include extensive information about the merger. We encourage you to study and review the information presented. The proxy statement/prospectus will include notice of the special meeting of shareholders that will be convened to vote on the merger. This meeting will take the place of our annual meeting of shareholders that is normally held on the second Tuesday in April. We currently anticipate that the special meeting will be held toward the end of May, although that is subject to change depending on the timing of the various regulatory reviews and approvals involved in the transaction.

Thank you for your continuing support. We look forward to our special meeting and to a productive and exciting 2004.

Sincerely,

/s/ Larry T. Kuglar
President & CEO

Upson Bankshares, Inc.(“Upson”) has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger with First Polk Bankshares, Inc. (“First Polk”). The parties expect to mail a Joint Proxy Statement/Prospectus to their respective shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT UPSON, FIRST POLK, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov/. Copies of the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference in the Joint Proxy Statement/Prospectus can also be obtained, without charge, by directing a request to Upson Bankshares, Inc., 108 S. Church Street, Thomaston, Georgia 30286, Attn: Corporate Secretary (706) 647-5426.

The statements contained in this letter are for information purposes only and are not intended as an offer or solicitation with respect to the purchase or sale of any security.